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thomaspeeney@paulhastings.com

July 26, 2011	78116.00002

VIA EDGAR

Brion R. Thompson, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:
Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-174832 and 811-22570

Dear Mr. Thompson:

              This letter responds to your comments communicated to the undersigned by written correspondence dated July 7, 2011, with respect to the Registration Statement on Form N-2 (the "Registration Statement") of Brookfield Global Listed Infrastructure Income Fund Inc. (the "Fund"), which was filed with the Securities and Exchange Commission (the "Commission") on June 10, 2011 (SEC Accession No. 0001104659-11-034197).

              The Fund's responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Prospectus Summary
Investment Objective and Policies, pages 1-2

              Comment 1    Disclosure in the second paragraph states that the Fund's principal strategy to invest at least 80% of its assets in infrastructure-related companies. You have requested that we revise the last sentence to clarify that the Fund's investment of 25% of its assets in "energy-related" companies will be limited to "energy-infrastructure" companies.

              Response 1    The Prospectus disclosure has been revised accordingly.

              Comment 2    Disclosure in the last paragraph states that the Fund's fundamental policy to concentrate in the infrastructure industry may not be changed without the approval of a majority of the Fund's outstanding voting securities. The disclosure states further, however, that the definition of the infrastructure industry provided in paragraph 1 is not fundamental and may be changed without shareholder approval. You believe that a fund's industry concentration policy, including the definition of the relevant industry, are both fundamental policies that may not be changed without the requisite shareholder approval. Accordingly, you have requested that we revise the disclosure in the fourth paragraph and where appropriate throughout the registration statement to clarify that the definition of "infrastructure industry" may not be changed without shareholder approval.

              Response 2    The Prospectus disclosure has been revised accordingly.

Securities and Exchange Commission
July 26, 2011

              Comment 3    You have requested that, insofar as it may invest in derivatives, the Fund review its disclosure in light of the recently released observations from the Commission's Division of Investment Management: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

              Response 3    The Fund has reviewed the letter referenced, and respectfully submits that the Registration Statement disclosures adequately address the particular risks created by its investments in derivatives.

Use of Proceeds, page 3

              Comment 4    This section states that investment of the proceeds is expected to be substantially completed within three months, but that changes in market conditions could result in the Fund's anticipated investment period extending to as long as six months. You have requested that we describe the specific changes in market conditions that may result in a delay of this type. (See Guide 1 to Form N-2.)

              Response 4    The Prospectus disclosure has been revised accordingly to state that the investment of proceeds is anticipated to be completed within three months.

Risk Factors and Special Considerations—Emerging Markets Risk, page 5

              Comment 5    You have requested that we add disclosure to the section Investment Objectives and Policies regarding the Fund's ability to invest without limitation in emerging market issuers. You have requested that we make revisions where appropriate throughout the registration statement.

              Response 5    The disclosure in the Registration Statement has been revised accordingly to reflect that the Fund may invest up to 25% of its Managed Assets in emerging market securities.

Risk Factors and Special Considerations—Interest Rate Risk, page 7

              Comment 6    You have requested that we disclose the inverse relationship between interest rate movements and their effect on the valuation of debt instruments. For example, you have requested that we add disclosure that during periods of rising interest rates the value of debt instruments will typically decline.

              Response 6    The Prospectus disclosure has been revised accordingly to include the suggested disclosure with respect to interest rate risk.

Risk Factors and Special Considerations—Swaps and Related Derivatives Risk, page 9

              Comment 7    You have requested that we confirm whether or not the Fund will include various types of swaps and other derivatives within its 80% basket of assets in infrastructure-related securities. If so, you have requested that we explain to you how derivatives, including swaps, will be counted for purposes of the Fund's 80% asset policy.

              Response 7    The 80% Policy of the Fund will not include swaps and other derivatives in its basket of assets invested in infrastructure securities. Additionally, the Fund has removed the disclosure with respect to swaps as it will not engage in such transactions.

Securities and Exchange Commission
July 26, 2011

Risk Factors and Special Considerations—Investment Companies/Exchange-Traded Funds, page 10

              Comment 8    Disclosure states that the Fund may invest in other investment companies, including exchange-traded funds. You have requested that we add the sub-caption "Acquired Fund Fees and Expenses" to the Annual Expenses portion of the expense table on page 15 for the expenses associated with the Fund's investment in such underlying funds. Alternatively, you have requested that we explain the absence of the line item "Acquired Fund Fees and Expenses." (See Instruction 10.a to Item 3.1 of Form N-2.)

              Response 8    The Fund has not included the sub-caption "Acquired Fund Fees and Expenses" to the Annual Expenses portion of the expense table as it does not presently intend to invest in underlying funds.

Risk Factors and Special Considerations—Anti-Takeover Provisions, page 12

              Comment 9    This section states that the Fund's governing documents contain provisions that could limit the ability of other entities or persons to acquire control over the Fund. Recently, you have taken the position that it would be inconsistent with Section 18(i) of the Investment Company Act of 1940 (the "1940 Act") for a closed-end fund organized as a Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md. Code Ann., Corps. & Ass'ns §§ 3-701 et seq.) See Boulder Total Return Fund, Inc. (SEC No-action letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalretur n111510.htm). You have requested that we confirm to you that the Fund, which is organized as a Maryland corporation, will not opt-in to the Maryland Control Shares Acquisition Act (the "Act").

              Response 9    The Fund confirms that it will not opt-in to the Act. So long as the Commission staff (the "Staff") takes the position that it is inconsistent with Section 18(i), the Fund will not opt-in without the approval of the Staff.

Summary of Fund Expenses, page 15

              Comment 10    The third caption to the Shareholder Transaction Expenses portion of the table refers to offering expenses "Borne by the Fund." Since all fees and expenses described in this section are borne directly or indirectly by shareholders, you have requested that we delete the words "Borne by the Fund" from the caption.

              Response 10    The Fund has deleted the words "Borne by the Fund" from the above-referenced caption.

              Comment 11    Footnote (*) provides that the Investment Adviser has agreed to pay an amount of the Fund's offering expenses. You have requested that we include in footnote (*) an estimate of the following:

  •
  The size of the offering in dollars and shares;

  •
  The total offering costs in dollars and costs per share;

  •
  The offering costs expected to be paid by the Adviser in dollars and costs per share; and

  •
  The offering costs expected to be paid by the Fund in dollars and costs per share.

              Response 11    The disclosure in footnote 1 to the Summary of Fund Expenses has been revised accordingly to provide the requested information.

Securities and Exchange Commission
July 26, 2011

Covered Calls and Other Option Transactions, page 22

              Comment 12    The first sentence states that the Fund may seek to "provide current income" through a strategy of writing (selling) call options on equity securities in its portfolio. As premiums received from writing call options generate gains rather than income, you have requested that we delete the reference to current income from this sentence.

              Response 12    The Prospectus disclosure has been revised accordingly to delete the reference to current income.

Short Sales, page 23

              Comment 13    Disclosure provides that the Fund may engage in "short sales." You have requested that we confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 2010).

              Response 13    The Fund confirms that the fee table in the Prospectus will not include, as an expense, an estimate of dividends paid on the Fund's short sale transactions as the Fund does not presently intend to engage in short sales of securities.

Statement of Additional Information

Board Leadership Structure, page 36

              Comment 14    You have requested that we briefly describe the leadership structure of the Fund's board, including whether the chairman of the board is an "interested person" as defined in Section 2(a)(19) of the 1940 Act. If the chairman of the board is an interested person of the board, you have requested that we disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. In addition, you have requested that we disclose why the Fund has determined that its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. (See Item 18.5 (a) of Form N-2.)

              Response 14    The disclosure in the SAI has been revised accordingly to indicate that the Fund's chairman is an independent Director. Furthermore, the Fund has provided additional disclosure with respect to its Directors and leadership structure as required by Form N-2.

General Comments

              Comment 15    You have noted that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

              Response 15    The Fund understands and acknowledges this comment.

              Comment 16    You have noted that portions of the filing are incomplete, and that you may have additional comments on such portions when we complete them in pre-effective amendments, on disclosures made in response to this letter, on information we supply to you, or on exhibits added in any pre-effective amendments.

              Response 16    The Fund acknowledges that the Commission may have additional comments to a pre-effective amendment to the Registration Statement.

Securities and Exchange Commission
July 26, 2011

              Comment 17    You have requested that if we intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on 430A under the Securities Act of 1933 (the "Securities Act"), that we identify the omitted information to you, preferably before filing the final pre-effective amendment.

              Response 17    The Fund understands and acknowledges this comment and will identify any omitted information to you as soon as practicably possible, if applicable.

              Comment 18    You have requested that the Fund advise you if the Fund has submitted or expects to submit exemptive applications or no-action requests in connection with the registration statement.

              Response 18    As of the date hereof, the Fund has neither filed, nor anticipates filing, any exemptive applications or no-action requests in connection with the Registration Statement.

              Comment 19    You have requested that responses to your letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, you have requested that we indicate this fact in our letter to you and briefly state the basis for our position.

              Response 19    The Fund understands and acknowledges this comment.

              Comment 20    You have urged all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, you have noted that they are responsible for the accuracy and adequacy of the disclosures they have made.

              Response 20    The Fund understands and acknowledges this comment.

* * * * *

              Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ THOMAS D. PEENEY

Thomas D. Peeney
for PAUL HASTINGS LLP